IM Cannabis Provides Update on German Operations and Financial Outlook

Toronto, Canada; Bad Oldesloe, Germany; and Glil Yam, Israel - July 23, 2021 - IM Cannabis Corp. ("IMC" or the "Company") (CSE: IMCC, NASDAQ: IMCC), a multi-country operator ("MCO") in the medical and adult-use recreational cannabis sector with operations in Israel, Germany and Canada, announces the completion of a new, state-of-the-art logistics centre in Germany (the "Logistics Centre") that will allow Adjupharm GmbH ("Adjupharm"), the Company's fully licensed EU-GMP subsidiary, to internally manage all aspects of its supply chain including, uniquely, the repackaging of bulk cannabis. The Company expects that the Logistics Centre will strongly augment Adjupharm's capabilities as a focal point for IMC's European strategy.

Since being acquired by IMC, Adjupharm has upgraded its production and storage capacities to meet the increase in medical cannabis volumes expected as the Company and Adjupharm enter new supply agreements. With the completion of the Logistics Centre, IMC has now doubled its footprint in Germany to approximately 80,000 square feet, upgraded its production facilities with state-of-the-art technology and increased its storage capacity to seven tons of cannabis. With the Logistics Centre in operation, new sources of supply now secured extending its portfolio to include premium products, some of them exclusive, and a wide network of distribution partners, the Company expects to fortify and grow its presence in the German market.

Preliminary Q2 Results and Q3 Outlook

IMC expects its net revenue in the second quarter of 2021 to be in the range of $11 million to $12 million, an approximate 30% sequential increase from the first quarter. As compared to the previously announced financial outlook provided on April 23, 2021, revenue was impacted by delays in contracted shipments to Germany that accounted for nearly the entire variance between actual and estimated revenue in the quarter. These delays were due to lack of product availability from Adjupharm's primary European supply partner. Corrective steps have now been taken during the quarter to diversify supply to Germany, including signing of additional agreements to import cannabis from Canadian licensed producers.

IMC expects significant revenue growth in the third quarter of 2021 based on the following considerations:

  Increased medical cannabis sales by Focus Medical in Israel through the fulfilment of existing supply agreements to Israeli pharmacies
  The inclusion of a full quarter of revenue from the recently completed acquisition of Panaxia-to- the-Home's ("Panaxia") distribution and in-house pharmacy activities, compared to 31 days in the second quarter.
  The consolidation of nearly a full quarter of revenue from IMC's acquisition of MYM Nutraceuticals Inc. ("MYM"), which closed on July 9, 2021.
  Continued growth at Trichome JWC Acquisition Corp. ("Trichome"), as its recently launched WAGNERS recreational adult-use brand continues to gain market traction

  Resumed growth in Germany, with shipments renewed at the start of the third quarter as well as additional agreements signed to ensure continuous flow of EU-GMP supply.

"While we experienced some operational challenges in the second quarter in Germany, we have taken measures to promptly address these. We are confident in our strategy, our assets and our team and believe that our results for the second half of 2021 will demonstrate this," commented Oren Shuster, CEO of IMC. "As we move through the rest of the year, we will benefit from the Panaxia and MYM acquisitions, a return to growth in Germany with new supply now secured, increased cannabis sales in Israel through the fulfillment of Focus Medical's existing supply agreements and continued growth at Trichome as new brands gain traction."

About IM Cannabis Corp.

IMC is an MCO in the medical and adult-use recreational cannabis sector, headquartered in Israel and with operations In Israel, Germany and Canada. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm, a German-based subsidiary and EU-GMP-certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan- European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

In Canada, IMC operates through Trichome d/b/a JWC. JWC is a licensed producer located in Kitchener, Ontario, selling cannabis flower, pre-rolls, hash and kief in the Canadian recreational cannabis market under the JWC and WAGNERS brands. JWC operates with high standards for providing clean, consistent, aeroponically-grown premium cannabis products to medical patients and the adult-use market throughout Canada and the world. IMC also operates MYM and its licensed producer subsidiary, Highland Grow Inc.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the Logistics Centre, including with respect to its completion, technology and ability to manage all facets of Adjupharm's supply chain, the upgrades and enhancements to Adjupharm's facilities and operations since being acquired by the Company, Adjupharm's expected medical cannabis volumes as a result of new supply agreements, the ability of Adjupharm to fortify and grow its presence in Germany, expected financial results of the Company for the second quarter of 2021, the resumption of growth in Israel, Germany and Canada since the end of the second quarter of 2021, the significance of Focus Medical and the Israeli medical cannabis market to the Company's business, expected revenue drivers in the second half of 2021, including certain factors affecting Focus Medical, Panaxia, MYM, Trichome and Adjupharm, the Company entering into future supply agreements, the Company being able to increase its product portfolio, expected revenues in the second half of 2021 from Panaxia and MYM as well as a return to growth in Israel, Germany and Canada, the launch and market reception of new brands by Trichome and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the effectiveness of certain medical cannabis strains to treat specific ailments and improve quality of life for patients; the Company's inability to capture the benefits associated with its acquisitions of Trichome Financial Inc. and MYM Nutraceuticals Inc.; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health, including any adverse consequences as a result of the Construction Proceedings; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements, including as a result of the Construction Proceedings; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in the Israeli and German medical cannabis markets; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's continued listing requirements; and loss of key management and/or employees.

Financial Outlook

The Company and its management believe that the estimated revenues contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered future-oriented financial outlooks and financial information (collectively, "FOFI") under applicable securities laws. These estimates and any other FOFI included herein have been approved by management of the Company as of the date hereof. Such FOFI are provided for the purposes of presenting information about management's current expectations and goals relating to the benefits of existing sales and supply agreements with Focus Medical and Adjupharm, increased sales in Israel through the fulfilment of Focus Medical's existing supply agreements, increased sales from the resumption of product shipments to Adjupharm and new supply agreements for medical cannabis to be received by Adjupharm in Germany, the inclusion of Panaxia, MYM and Trichome operations in the Company's financial results following closing of the respective acquisitions, additional product launches by Trichome under the WAGNERS brand and the future business of the Company. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above under "Disclaimer for Forward Looking Statements", it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any FOFI, whether as a result of new information, future events or otherwise, except as required by securities laws.

CONTACTS:

Oren Shuster

CEO, IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

Caitlin Kasunich
Media Relations - U.S.
+1 212-896-1241
ckasunich@kcsa.com

Gal Wilder

Media Relations - Canada
+1 416-602-4092
gwilder@cohnwolfe.ca

Elizabeth Barker
Investor Relations
+1 212-896-1203
ebarker@kcsa.com